Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce that Ms. Wen Dongfen (“Ms. Wen”) was appointed as a Non-executive Director of the Company with effect from 27 April 2020.

Wen Dongfen

Born in 1964, Ms. Wen is a professor-level senior accountant. She received a Bachelor of Economics Degree in Business Management from Shanxi Finance and Economics College. She served as Deputy Director of Financial Planning Department of China Petrochemical Corporation (“Sinopec Group”), Deputy Director of Financial Department of Sinopec Group and Director of Financial Department of Sinopec Group. From May 2012 to December 2015, she also served as Chairwoman of Shengjun International Investment Limited. From December 2015 to July 2016, she served as Financial Director and Director of Financial Department of China Petroleum & Chemical Corporation. From July 2016 to November 2017, she served as Chief Accountant of CNOOC. From August 2016 to August 2017, she also served as Chairwoman of CNOOC International Financial Leasing Co., LTD. From August 2016 to February 2018, she also served as Chairwoman of CNOOC Finance Corporation Limited and CNOOC Insurance Limited. From August 2016 to May 2018, she also served as Chairwoman of Zhonghai Trust Co., Ltd. Since November 2017, she served as Chief Accountant of CNOOC. Ms. Wen was appointed as a Non-executive Director of the Company with effect from 27 April 2020.

The Company and Ms. Wen entered into a service agreement on 27 April 2020. Ms. Wen is eligible for re-election in the next following annual general meeting of the Company. If re-elected, the Company and Ms. Wen will enter into a new service agreement for a period of 36 months and would be renewed every 36 months as determined by the Board or the shareholders of the Company, subject to one month’s notice of termination by either party. Ms. Wen is subject to the provisions of her service agreement and the retirement provisions in the Articles of Association of the Company. Pursuant to the service agreement between the Company and Ms. Wen, the Company does not pay her any Director’s fee. The Remuneration Committee of the Company will review the level of Directors’ emolument and make recommendation to the Board for adjustments if necessary.

As at the date of this announcement and save as disclosed above, Ms. Wen has not held any other directorship in any listed public companies in the past three years and does not have any interest in the shares of the Company within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, Ms. Wen does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to offer Ms. Wen its sincere congratulations on her appointment as a Non-executive Director of the Company.

In light of the above change pertaining to the composition of the Board and with reference to the Company’s explanatory statement dated 8 April 2020, the Board would like to notify the shareholders of the Company that a supplemental circular in relation to re-election of Ms. Wen will be despatched in due course and in accordance with the Listing Rules.

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 27 April 2020

As at the date of this announcement, the Board comprises: Executive Directors Xu Keqiang Hu Guangjie	Non-executive Directors Wang Dongjin (Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong